

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

Via E-mail
Marc A. Stefanski
Chief Executive Officer
TFS Financial Corporation
707 Broadway Avenue
Cleveland, Ohio 44105

> **Re:** **TFS Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **Response dated March 20, 2013**
> **File No. 001-33390**

Dear Mr. Stefanski:

We have reviewed your March 20, 2013 response letter and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement filed January 7, 2013

Long-Term Incentives, page 21

1. We note your response to our prior comment 5. Please confirm that in future filings you will describe the "short-, intermediate-, and long-term goals of the Company" which played a role in determining equity participation and award sizes, as well as how each NEO individually contributed to the accomplishment of each goal, if considered by the Compensation Committee in making long-term incentive award determinations.

Please contact Laura Crotty at (202) 551-3563 or Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director